# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TELUS International (Cda) Inc., CIK 0001825155
CUSIP: 87975H100
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: Floor 5, 510 West Georgia Street, Vancouver, British Columbia Canada (A1), V6B 0M3
Date of event which requires filing of this statement: 06/11/2025
Amends the filing with accession number 0000947871-23-000637
Filed by CIK 0000868675
Persons authorized to receive notices and communications: TELUS Corporation, Floor 5, 510 West Georgia Street, Vancouver, British Columbia Canada (A1), V6B 0M3, (604) 695-6400

## Reporting persons
- TELUS CORP (CIK 0000868675): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 158,878,841; shared voting power 0; sole dispositive power 158,878,841; shared dispositive power 0; aggregate amount beneficially owned 158,878,841 (60.1% of the class)
  Comment: Rows 7, 9 and 11 consist of 6,874,822 subordinate voting shares, no par value, of the Issuer ("Subordinate Voting Shares") and 152,004,019 multiple voting shares of the Issuer ("Multiple Voting Shares") held by 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the Reporting Person and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one vote per Subordinate Voting Share.
  
  The percentage calculated in Row 13 is based upon 112,477,222 outstanding Subordinate Voting Shares of the Issuer and 164,381,876 outstanding Multiple Voting Shares of the Issuer as disclosed in the Issuer's Report on Form 6-K, filed with the Securities and Exchange Commission (the "SEC") on April 15, 2025. The Reporting Person, therefore, held 92.5% of the outstanding Multiple Voting Shares and 6.1% of the outstanding Subordinate Voting Shares, which represents 86.9% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares. Assuming the Reporting Person converted all of its Multiple Voting Shares into Subordinate Voting Shares and BPEA does not convert its Multiple Voting Shares into Subordinate Voting Shares, the Reporting Person would have 60.1% of the outstanding Subordinate Voting Shares.

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares
Name of issuer: TELUS International (Cda) Inc.
Address of issuer's principal executive offices: Floor 5, 510 West Georgia Street, Vancouver, British Columbia Canada (A1), V6B 0M3
Comment:
This Amendment No. 3 (this "Amendment No. 3") to Schedule 13D amends and supplements the Statement on Schedule 13D filed by the Reporting Person with the SEC on May 26, 2023 (the "Original Schedule 13D", as amended by Amendment No. 1 filed with the SEC on February 16, 2024 and as further amended by Amendment No. 2 filed with the SEC on September 26, 2024). This Amendment No. 3 relates to the Subordinate Voting Shares of TELUS International (Cda) Inc., a corporation organized under the laws of British Columbia, Canada (the "Issuer"), with its principal executive offices located at Floor 5, 510 West Georgia Street, Vancouver, BC V6B 0M3. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 3 is being filed to disclose the non-binding indication of interest submitted by the Reporting Person on June 11, 2025 to acquire all of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares in the capital of the Issuer not already owned directly or indirectly by the Reporting Person (collectively, the "Shares") for a price per Share of US$3.40, to be paid cash, Reporting Person common shares or a combination of both.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented and amended to add the following information:

On June 11, 2025, the Reporting Person submitted a non-binding indication of interest (the "Non-Binding IOI") to the board of directors of the Issuer (the "Board") in respect of a proposed transaction pursuant to which the Reporting Person would, directly or indirectly through one of its subsidiaries, acquire all of the issued and outstanding Shares in the capital of the Issuer not already owned directly or indirectly by it for a price per Share of US$3.40, to be paid cash, Reporting Person common shares or a combination of both (the "Proposed Acquisition").

The entering into of definitive transaction documents with respect to the Proposed Acquisition is subject to a number of conditions, including, among other matters, confirmatory due diligence satisfactory to the Reporting Person, agreement on transaction structure, the negotiation and execution of mutually acceptable definitive transaction documents, and the formal approval of the Proposed Acquisition by the Board. Further, the consummation of the Proposed Acquisition, even if definitive transaction documents are entered into, would be subject to customary closing conditions for transactions of this nature, including, among others, the receipt of shareholder approvals required under applicable securities laws and court approval. No assurances can be given that definitive transaction documents with respect to the Proposed Acquisition will be entered into, as to the final terms of any transaction or that a transaction will be consummated.

The foregoing description of the Non-Binding IOI does not purport to be complete and is qualified in its entirety by reference to the Non-Binding IOI, a copy of which is filed as an exhibit hereto and is incorporated herein by reference. The Proposed Acquisition may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary corporate transaction involving the Issuer, a change to the present composition of the Board, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer's securities from the New York Stock Exchange, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Person may further consider pursuing other plans, proposals or other courses of action with the Issuer's management, the Board, other Issuer shareholders, advisors or other persons which could relate to, or result in, several of the matters referred to in clauses (a)-(j) of Item 4 of Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby further supplemented and amended to add the information contained in Item 4 of this Amendment No. 3, which is incorporated by reference into this Item 6 as if fully set forth herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Share Purchase Agreement, dated May 16, 2023, between the TELUS International Holding Inc. and BPEA (incorporated by reference to Exhibit 99.1 to the Schedule 13D furnished to the SEC on May 26, 2023).
https://www.sec.gov/Archives/edgar/data/868675/000094787123000637/ss2117895_ex9901.htm#Purchase

2 Shareholders' Agreement, dated February 5, 2021, among TELUS Communications Inc. and BPEA and the Issuer (incorporated by reference to Exhibit 10.7 to the amendment to the Issuer's Registration Statement on Form F-1 filed with the SEC on January 19, 2021 (SEC File No. 333-251993)).
https://www.sec.gov/Archives/edgar/data/1825155/000104746921000112/a2242795zex-10_7.htm#Shareholder

3 Amendment No. 1 to the Shareholders' Agreement, dated March 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report furnished to the SEC on Form 6-K on March 15, 2023).
https://www.sec.gov/Archives/edgar/data/1825155/000094787123000327/ss1844731_ex9901.htm#Amendment%20March%209

4 Registration Rights Agreement, dated February 5, 2021, among TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. BPEA and the Issuer (incorporated by reference to Exhibit 99.3 to the Issuer's Current Report furnished to the SEC on Form 6-K on February 5, 2021).
https://www.sec.gov/Archives/edgar/data/1825155/000110465921013075/a20-31342_25ex99d3.htm#Registration

5 Amendment to the Registration Rights Agreement, dated January 3, 2023 (incorporated by reference to Exhibit 99.3 to the Issuer's Current Report furnished to the SEC on Form 6-K on January 9, 2023).
https://www.sec.gov/Archives/edgar/data/1825155/000110465923002251/tm231731d1_ex99-3.htm#Amendment%20January%203

6 Amended and Restated Shareholders' Agreement, dated as of June 16, 2023, among the Reporting Person, BPEA and the Issuer (incorporated by reference to Exhibit 99.7 to the Issuer's Current Report furnished to the SEC on Form 6-K on August 4, 2023).
https://www.sec.gov/Archives/edgar/data/1825155/000162828023027393/a997telusinternational-a.htm

7 Amendment to the Amended and Restated Shareholders' Agreement, dated as of December 16, 2023 (filed as Exhibit 2.8 to the 2023 20-F).
https://www.sec.gov/Archives/edgar/data/1825155/000162828024003978/exhibit28amendmenttoshar.htm

8 Second Amendment and Joinder to the Registration Rights Agreement, dated as of June 16, 2023 (incorporated by reference to Exhibit 99.6 to the Issuer's Current Report furnished to the SEC on Form 6-K on August 4, 2023).
https://www.sec.gov/Archives/edgar/data/1825155/000162828023027393/a996telusinternationalti.htm

9 Third Amendment to the Registration Rights Agreement, dated as of December 21, 2023 (filed as Exhibit 2.6 to the 2023 20-F).
https://www.sec.gov/Archives/edgar/data/1825155/000162828024003978/exhibit26amendmenttoregi.htm

10 Non-binding indication of interest letter, dated June 11, 2025.

## Signatures
- TELUS CORP: /s/ Andrea Wood, Andrea Wood/Executive Vice President and Chief Legal and Governance Officer (06/12/2025)